UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                       THE LOEWEN GROUP INC.
                    (Name of Issuer)
                      Common Shares
                (Title of Class of Securities)
                          54042L100
                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
                       March 10, 1999
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 54042L100
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                        (a) [ ]
                                        (b) [X]
 _____________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
          WC
______________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
_______________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of            2,382,600
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by             1,763,500
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                  2,382,600
________________________________________________________________
                                   (10) Shared Dispositive Power
                      1,763,500
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person:   4,146,100
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    5.6%
________________________________________________________________
               14)  Type of Reporting Person
               I N
Item 3.  Source and Amount of Funds or Other Consideration.
          Cooperman beneficially owns 4,146,100 Shares. Of this amount, 2,382,600 Shares were purchased by Omega Overseas
Partners, Ltd., at a  cost  of  $52,817,436; and 1,763,500
Shares were purchased by the Managed Account at a cost of $33,848,159. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's
Form 10Q for the quarterly period ended September 30, 1998 filed with the Securities and Exchange Commission, there were issued and outstanding at of October 31, 1998, 74,053,838 Shares of Common Stock. Omega Overseas Partners, Ltd., owns 2,382,600
Shares, or 3.2% of those outstanding; and the Managed Account owns 1,763,500 Shares, or 2.4% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners,
L.P., Omega Capital Investors, L.P., Omega Overseas Partners,
Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to March 10, 1999 and to the date of this filing. All such transactions were open market transactions.

                 Omega Capital Partners, L.P.

Date of             Shares Purchased     Price Per
Transaction         Shares Sold (-)        Share
02/17/99             47,900-             $2.54
02/23/99             81,800-              2.01
02/25/99              1,400-              2.00
02/26/99                800-              2.00
03/01/99                400-              2.00
03/09/99             69,700-              1.50
03/10/99          1,689,000-              1.01




              Omega Institutional Partners, L.P.


Date of             Shares Purchased     Price Per
Transaction         Shares Sold (-)        Share
01/13/99             14,500-             $6.90
01/14/99             14,400-              6.88
01/28/99             20,800-              4.03
01/29/99              6,000-              3.94
02/01/99              1,300-              3.91
02/03/99              4,600-              3.94
02/17/99              5,600-              2.54
02/23/99              5,200-              2.01
02/25/99                100-              2.00
02/26/99                100-              2.00
03/09/99              3,700-              1.50
03/10/99             94,800-              1.01


                    Omega Capital Investors, L.P.


Date of             Shares Purchased Price Per
Transaction          Shares Sold (-)       Share
01/13/99               2,400-            $6.90
01/28/99              11,800-             4.03
01/29/99               8,000-             3.94
02/01/99               2,400-             3.91
02/03/99               8,000-             3.94
02/17/99              11,800-             2.54
02/23/99              11,100-             2.01
02/25/99                 200-             2.00
02/26/99                 100-             2.00
03/01/99                 100-             2.00
03/09/99               8,600-             1.50
03/10/99             215,500-             1.01

                 Omega Overseas Partners, Ltd.

Date of               Shares Purchased   Price Per
Transaction           Shares Sold (-)      Share
01/13/99              93,100-            $6.90
01/28/99             261,700-             4.03
01/29/90             104,600-             3.94
02/01/99              28,300-             3.91
02/03/99              95,000-             3.94
02/17/99             197,000-             2.54
02/23/99             113,200-             2.01
02/25/99               1,800-             2.00
02/26/99               1,700-             2.00
03/01/99                 800-             2.00



                       The Managed Account

 Date of             Shares Purchased    Price Per
Transaction          Shares Sold (-)      Share
01/18/99             64,800              $4.88
01/20/99             40,000               4.06
01/21/99              2,700               4.00
01/22/99             17,000               3.93
01/28/99              7,300-              4.03
01/29/99              7,300-              3.94
02/01/99              2,400-              3.91
02/03/99              8,100-              3.94
02/17/99             21,200-              2.54
02/23/99             27,200-              2.01
02/25/99             1,400-               2.00
02/26/99             1,600-               2.00
03/01/99               800-               2.00

                             Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1999


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P., and
and Omega Capital Investors, L.P.,
and as President of Omega Advisors, Inc.

By /s/ Alan M. Stark
ALAN M. STARK
Attorney-in-Fact
Power of Attorney on file

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).